Burns Philp

04010320

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**5 March 2004**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**2 pages (including cover sheet)**

SUPPL

- **CONVERTING PREFERNCE SHARES (BPCPA) – INTERIM DIVIDEND**

Please see attached copy of announcement released to the Australian Stock Exchange today.

04 MAR -5 AM 7:21

Yours sincerely

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 3/5

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

5 March 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) - INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms to a cumulative preferential dividend of 7.5% per annum, payable quarterly:

1. The Directors have declared an unfranked interim dividend payable on the Converting Preference Shares in respect of the period from 1 January 2004 to 31 March 2004 (91 days). The amount payable in respect of each Converting Preference Share for that period is $0.005610;

2. The Record Date for determining the entitlement to the dividend for the period to 31 March 2004 is 17 March 2004;

3. The dividend consists entirely of a Foreign Dividend Account amount therefore no non-resident withholding tax is required to be deducted; and

4. The dividend payment date is 31 March 2004.

Yours faithfully

HELEN GOLDING
Company Secretary